SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                            SFBC International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    784121105
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                February 21, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------                                       -----------------
CUSIP No.      784121105                                       Page 2 of 6 Pages
------------------------                                       -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    638,400
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                638,400
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            638,400
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------                                       -----------------
CUSIP No.      784121105                                       Page 3 of 6 Pages
------------------------                                       -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                                     I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    638,400
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                638,400
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            638,400
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 1 (the "Amendment") amends the Schedule 13D filed on February 21, 2005 (the "Original 13D," and collectively with this Amendment No. 1, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company") and Daniel S. Loeb, an individual ("Mr. Loeb," and together with the Management Company, the "Reporting Persons"). The Schedule 13D relates to the common stock, par value $0.001 per share, of SFBC International, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. This Amendment is filed to correct certain per share transaction prices that were erroneously reported in the Original 13D and to reflect a revised amount of funds expended in connection with the purchase by the Funds of shares of Common Stock.


Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     The Funds expended an aggregate of $2,763,094.54 of their own investment capital to acquire the 638,400 shares of Common Stock held by them. As of December 19, 2005, the Funds had expended an aggregate of $20,949,225.00 of their own investment capital to acquire the 1,500,000 shares of Common Stock then held by them. The Common Stock was acquired in open market purchases.

     The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp. and Goldman, Sachs & Co. (the "Primary Brokers") which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.   Interest in Securities of the Issuer.

     Item 5(c) of the Schedule 13D is hereby amended by replacing Schedule A to the Original 13D with Schedule A hereto.

                                   Schedule A
                                   ----------

                (Transactions by the Funds in Common Stock during the past sixty days prior to December 19, 2005 through the date of filing)

     Date        Transaction           Shares          Price Per Share($)
     ----        -----------           ------          ------------------

-------------- ---------------- --------------------- -------------------
  12/16/2005         BUY               800,000              13.7360
-------------- ---------------- --------------------- -------------------
  12/16/2005         BUY               50,000               12.9328
-------------- ---------------- --------------------- -------------------
  12/19/2005         BUY               277,800              14.3289
-------------- ---------------- --------------------- -------------------
  12/19/2005         BUY               184,500              14.3289
-------------- ---------------- --------------------- -------------------
  12/19/2005         BUY               187,700              14.3289
-------------- ---------------- --------------------- -------------------
  12/21/2005         SELL             (15,000)              14.4582
-------------- ---------------- --------------------- -------------------
  12/22/2005         BUY               15,000               15.1361
-------------- ---------------- --------------------- -------------------
  12/22/2005         SELL             (50,000)              15.6807
-------------- ---------------- --------------------- -------------------
  12/23/2005         SELL             (50,000)              16.2507
-------------- ---------------- --------------------- -------------------
  12/30/2005         SELL             (200,000)             16.0821
-------------- ---------------- --------------------- -------------------
  01/03/2006         SELL             (25,000)              18.2974
-------------- ---------------- --------------------- -------------------
  01/03/2006         BUY               100,000              18.7162
-------------- ---------------- --------------------- -------------------
  01/05/2006         SELL             (25,000)              20.7763
-------------- ---------------- --------------------- -------------------
  01/09/2006         BUY               25,000               18.9905
-------------- ---------------- --------------------- -------------------
  01/10/2006         BUY               50,000               18.3625
-------------- ---------------- --------------------- -------------------
  01/10/2006         SELL             (50,000)              18.4999
-------------- ---------------- --------------------- -------------------
  01/20/2006         SELL             (75,000)              19.3074
-------------- ---------------- --------------------- -------------------
  02/08/2006         SELL             (25,000)              25.1986
-------------- ---------------- --------------------- -------------------
  02/10/2006         SELL             (60,900)              24.5556
-------------- ---------------- --------------------- -------------------
  02/10/2006         SELL             (15,700)              24.5556
-------------- ---------------- --------------------- -------------------
  02/16/2006         SELL             (51,500)              23.4500
-------------- ---------------- --------------------- -------------------
  02/16/2006         SELL             (105,800)             23.4500
-------------- ---------------- --------------------- -------------------
  02/16/1006         SELL             (42,700)              23.4500
-------------- ---------------- --------------------- -------------------
  02/16/2006         SELL              (9,700)              23.4500
-------------- ---------------- --------------------- -------------------
  02/16/2006         SELL             (34,500)              23.4500
-------------- ---------------- --------------------- -------------------
  02/16/2006         SELL             (35,600)              23.4500
-------------- ---------------- --------------------- -------------------
  02/16/2006         SELL             (20,700)              23.4500
-------------- ---------------- --------------------- -------------------
  02/16/2006         SELL             (33,600)              23.4500
-------------- ---------------- --------------------- -------------------
  02/16/2006         SELL             (63,300)              23.4500
-------------- ---------------- --------------------- -------------------
  02/16/2006         SELL             (62,600)              23.4500
-------------- ---------------- --------------------- -------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: February 21, 2006


                                        THIRD POINT LLC

                                        By: /s/ Daniel S. Loeb
                                            ------------------------------
                                            Name:  Daniel S. Loeb
                                            Title: Chief Executive Officer


                                        /s/ Daniel S. Loeb
                                        ------------------------------
                                        Daniel S. Loeb








       [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D WITH RESPECT TO
                            SFBC INTERNATIONAL, INC.]